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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                  056525-10-8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
         JAMES L. FORBES, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                       MILWAUKEE, WI 53223  (414)355-0400

            (Date of Event which Requires Filing of this Statement)
                               SEPTEMBER 30, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

                                  SCHEDULE 13D

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CUSIP NO.   056525-10-8                                                       Page   2   of   5   Pages
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
         NAME OF REPORTING PERSON
  1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James L. Forbes
         ###-##-####
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)  / /
  2                                                                                                  (b)  / /
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         SEC USE ONLY
  3
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         SOURCE OF FUNDS
  4
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)         / /
  5
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         CITIZENSHIP OR PLACE OF ORGANIZATION
  6      USA
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                            SOLE VOTING POWER
                   7        6,654
  NUMBER OF     ------------------------------------------------------------------------------------------------------
   SHARES                   SHARED VOTING POWER
BENEFICIALLY       8        1,028,182(1)
 OWNED BY       ------------------------------------------------------------------------------------------------------
  EACH                      SOLE DISPOSITIVE POWER
REPORTING          9        91,276
 PERSON         ------------------------------------------------------------------------------------------------------
  WITH                      SHARED DISPOSITIVE POWER
                   10       --
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11     1,034,836
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            / /
  12
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13     29.0%
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         TYPE OF REPORTING PERSON    IN
  14     (1)The reported shares include 981,970 shares of Class B Common Stock
         (which is convertible into shares of Common Stock on a one-for-one basis) and 46,212 shares of Common Stock.  ALL SHARE AMOUNTS REFLECT A
         2-FOR-1 STOCK SPLIT EFFECTIVE APRIL 18, 1997.
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.    SECURITY AND ISSUER

    Badger Meter, Inc. Common stock, $1.00 Par Value, CUSIP #056525-10-8:
    Corporate headquarters:       Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

     a)  Name of reporting person:         James L. Forbes

     b)  Business address:                 4545 W. Brown Deer Road
                                           Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

         Mr. Forbes is President and CEO of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Forbes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Forbes was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f)  Citizenship:  Mr. Forbes is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         With regard to 309,712 shares of Badger Meter Class B Common Stock and 46,212 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time, subject to the terms of the Badger Meter Officers' Voting Trust.

         The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-nine officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Forbes is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 309,712 shares of Badger Meter Class B Common stock, $.10 par value and 46,212 shares of Badger Meter Common stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

         Mr. Forbes has no plans or no intentions with respect to the matters set forth in Item 4 of Schedule 13-D.


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         He is also a beneficial owner in terms of voting power of 672,258 shares of Class B Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     a)  Aggregate Number of Shares:  1,034,836 shares.
         Percentage of Class:  29.0%.
         Shares of Badger Meter stock outstanding, September 30, 1997:
                 Common:      2,442,043
                 Class B:     1,125,570
         ALL SHARE AMOUNTS REFLECT A 2-FOR-1 STOCK SPLIT EFFECTIVE APRIL 18,
         1997.

         On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B stock have 10 votes per share. Therefore, as of September 30, 1997, Mr. Forbes is deemed to beneficially own 75.1% of the total voting power of Badger Meter, Inc., along with the other trustees.

      b) Number of shares as to which there is sole power to vote or to direct the vote: 6,654 shares, which includes 1,400 stock options, exercisable within 60 days, to purchase additional shares of Badger Meter, Inc. Common Stock.

         Number of shares as to which there is shared power to vote or to direct the vote: 1,028,182 shares which consists of 981,970 shares of Class B Common Stock and 46,212 shares of Common Stock which is 26,290 shares less than previously reported due to various transactions involving the Badger Meter Voting Trust and the Badger Meter Officers' Voting Trust. See Item 5(c).

         Number of shares as to which there is sole power to dispose or to direct the disposition: 91,276 shares. This represents a net increase of 2,020 shares due to the exercise of incentive stock options by the reporting person, effective February 4, 1997. The shares were deposited into the Badger Meter Officers' Voting Trust.

         Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Forbes, the other voting co-trustees in the Badger Meter Officers' Voting Trust are:
Mr. James O. Wright, Chairman              Mr. Ronald H. Dix, Vice President
Badger Meter, Inc.                         Badger Meter, Inc.
4545 W. Brown Deer Road                    4545 W. 53223-0099
Manufacturer of flow measurement           Manufacturer of flow measurement and
and control products                       control products.

Additionally, Mr. Forbes serves as co-trustee of the Badger Meter Voting Trust. As of September 30, 1997, the Badger Meter Voting Trust held 672,258 shares of Class B Common Stock and no shares of Common Stock. The other voting trustees of the Badger Meter Voting Trust are:
Mr. James O. Wright, Chairman              Mr. James O. Wright, Jr.
Badger Meter, Inc.                         The Wright Tax Service
4545 W. Brown Deer Road                    4040 Civic Center Drive
Milwaukee, WI  53223-0099                  Suite 200
Manufacturer of flow measurement           San Rafael, CA 94903
and control products.                      Tax and bookkeeping service.

c) Effective February 21,1997, 6,000 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $21.9375 per share. On September 4, 1997, 27,656 shares of Common Stock were removed from the Badger Meter Voting Trust of which 856 shares were purchased by the Badger Meter Officers' Voting Trust at $41.75 per share.



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   These were private purchases at market price for the benefit of various participants. On August 1, 1996, Rebecca L. Rush, a former Corporate Officer, withdrew 5,460 shares from the Officers' Voting Trust. On September 9, 1996, R. Robert Howard, a retired participant of the Badger Meter Officers' Voting Trust, withdrew 1,800 shares. On September 23, 1997, Wayne J. Fleischmann, a non-reporting officer, withdrew 1,500 shares of Common Stock from the Officers' Voting Trust. On December 2, 1996, February 21, 1997, and September 10, 1997, the Badger Meter Officers' Voting Trust exchanged 1,700 shares, 24,000 shares and 400 shares of Common Stock for an equal number of shares of Class B Common Stock with the Badger Meter Voting Trust. In addition to the above transactions, 34,770 shares of Common Stock were deposited into the Officers' Voting Trust by numerous participants during the period as a result of exercising stock options. An additional 600 shares were deposited by a new participant.

d) The Badger Meter Officers' Voting Trust holds 309,712 shares of Class B Common Stock and 46,212 shares of Common Stock for the benefit of up to 29 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   The shares reported in Item 5, (d) are held by the Badger Meter
   Officers' Voting Trust as of September 30, 1997, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, James L. Forbes, plus Messrs. Dix and Wright. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been deposited by them individually.

   Additionally, Messrs. Forbes and Wright are voting co-trustees of the Badger Meter Voting Trust. Mr. Forbes disclaims beneficial ownership of shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   JAMES L. FORBES
---------------------------------          --------------------------------
            Date                                      Signature
                                                 James L. Forbes, Trustee
                                                        Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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